Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NightWare, Incorporated
8900 Excelsior Blvd
Hopkins, MN 55343
https://nightware.com

Up to $1,234,999.80 in Series B Preferred Stock at $1.16
Minimum Target Amount: $123,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: NightWare, Incorporated
Address: 8900 Excelsior Blvd, Hopkins, MN 55343
State of Incorporation: DE
Date Incorporated: February 28, 2019

Terms:

Equity

Offering Minimum: $123,999.36 | 106,896 shares of Series B Preferred Stock
Offering Maximum: $1,234,999.80 | 1,064,655 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $1.16
Minimum Investment Amount (per investor): $499.96

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Series A or B investors are eligible for additional 20% bonus shares and receive a NightWare-premium branded product.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares and receive a NightWare-premium branded product in addition to standard branded product.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares + 1 NightWare device will be donated to a Veteran or ADSM in need of therapy and receive a NightWare-premium branded product in addition to standard branded product.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares + 2 NightWare devices will be donated to a Veteran or ADSM in need of therapy and receive a NightWare-premium branded product in addition to standard branded product.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 25% bonus shares and a 1:1 conversation with CEO Matthew Tucker + 3 NightWare devices will be donated to a Veteran or ADSM in need of therapy and receive a NightWare-premium branded product in addition to standard branded product.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares and a 1:1 conversation with CEO Matthew Tucker + 5 NightWare devices will be donated to a Veteran or ADSM in need of therapy and receive a NightWare-premium branded product in addition to standard branded product.

Mid Campaign Perks (Flash Perks)

Mid Campaign 1: Invest $5,000+ between day 31 - 45 and receive 10% bonus shares

Mid Campaign 2: Invest $5,000+ between day 61 - 70 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a NightWare-premium branded product in addition to standard branded product.

Tier 2: Invest $5,000+ and receive all prior perks + 1 NightWare device will be donated to a Veteran or ADSM in need of therapy + 5% bonus shares

Tier 3: Invest $10,000+ and receive all prior perks + 2 NightWare devices will be donated to a Veteran or ADSM in need of therapy + 10% bonus shares

Tier 4: Invest $25,000+ and receive all prior perks + 3 NightWare devices will be donated to a Veteran or ADSM in need of therapy + a private meeting with the CEO+ 15% bonus shares

Tier 5: Invest $50,000+ and receive all prior perks + 5 NightWare devices will be donated to a Veteran or ADSM in need of therapy + Access to VIP shareholder and stakeholder event + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

NightWare, Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligibile for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $1.16 / share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $116. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

NightWare is a pioneering healthcare technology company offering a groundbreaking digital therapeutic solution for managing nightmare disorder, particularly in individuals with PTSD. The company's flagship product, NightWare, is FDA-cleared and functions as a prescription-only system designed to improve sleep quality by interrupting nightmares in real-time using a dedicated Apple Watch and iPhone. Through its use of AI and biometric tracking, NightWare provides a personalized, non-drug intervention that gently interrupts nightmares without waking users, improving sleep quality and supporting better overall mental health and daytime functioning.

NightWare's business model centers on providing a prescription-only, FDA-cleared digital therapeutic system designed to address nightmare disorder, primarily associated with PTSD. The company partners with healthcare providers, distributing its technology through prescriptions and working with payers, including government healthcare systems like the VA and DoD, as well as commercial insurers. NightWare generates revenue through the sale of its dedicated devices for the treatment of nightmare disorder and maintains a strong profit margin supported by reimbursement agreements.

NightWare's intellectual property consists of a strong portfolio anchored by patents that cover its proprietary technology. The company has two patents, including a first granted patent with 23 claims. These patents secure NightWare's unique AI algorithms and methods for detecting and interrupting nightmares through a combination of heart rate, motion sensors, and vibrotactile feedback. Additionally, the significant accumulation of over 200,000 hours of sleep data helps reinforce the system's precision and personalized interventions.

Competitors and Industry

The U.S. medical device market was valued at $192.78 billion in 2023, and is projected to grow to $291.04 billion by 2030. The CAGR is expected to be 6.1%.

NightWare's main competitors and potential acquirers are companies like Johnson and Johnson, Medtronic, and Boston Scientific. By utilizing a patented AI algorithm, we believe we are the only FDA indicated drug or device for the treatment of nightmare disorder.

Current Stage and Roadmap

NightWare was FDA cleared and made available to the market in November of 2020. For reimbursement coverage, payers typically require completed and published randomized controlled trials, which is currently in progress as of this filing.

Enrollment in the RCT should be complete in Ql of 2025, with publication to follow between 4 and 6 months.

In 2025, we intend to kick off a VA Pathfinder Innovation Pilot which is a key milestone for us and our partnership with the VA.

We also have a number of other, smaller clinical studies that are in progress, which will continue to develop additional, compelling evidence regarding the safety and efficacy of NightWare.

The Team

Officers and Directors

Name: Matthew David Tucker

Matthew David Tucker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Board Member
  Dates of Service: June, 2024 - Present
  Responsibilities: Matthew leads the strategy and execution of NightWare. Matthew receives a salary of $250,000 with 315,000 option shares of equity.

Other business experience in the past three years:

- Employer: Breakthrough Holdings, LLC
  Title: Owner
  Dates of Service: July, 2012 - Present
  Responsibilities: Owner of Breakthrough Holdings, LLC, Matthew Tucker drives MedTech success through strategic consulting. With expertise in commercialization, product launches, and growth strategies, he empowers companies to innovate, scale, and achieve transformative results.

Other business experience in the past three years:

- Employer: Facing Forward to End Homelessness
  Title: Board Member
  Dates of Service: July, 2018 - June, 2024
  Responsibilities: As a board member of Facing Forward, Matthew Tucker supports the mission to end homelessness by guiding strategy, fostering partnerships, and ensuring resources for housing and services that empower nearly 900 individuals to achieve stability and self-sufficiency.

Other business experience in the past three years:

- Employer: NightWare, Inc.
  Title: Chief Commercial Officer
  Dates of Service: October, 2021 - June, 2024
  Responsibilities: Chief Commercial Officer at NightWare Inc.

Name: Grady Charles Hannah

Grady Charles Hannah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Chief Product Officer, and Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Grady is the Co-founder and Chief Product Officer. Grady receives a salary of $250,000 and holds 8,400,000 shares of equity.

Name: Brian Robertson

Brian Robertson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO
  Dates of Service: January, 2021 - Present
  Responsibilities: Dr Robertson oversees all clinical research, medical affairs programs for NightWare Inc. Dr Robertson develops and conducts all patient and provider education activities about NightWare. Dr Roberson receives an annual salary of $125,000 from the Company.

Other business experience in the past three years:

- Employer: Mid-Atlantic Permanente Medical Group
  Title: Staff Physician
  Dates of Service: June, 2020 - Present
  Responsibilities: Provide sleep medicine to patients enrolled in Kaiser Permanente.

Other business experience in the past three years:

- Employer: West Virginia University
  Title: Staff Allergist/Immunologist
  Dates of Service: June, 2024 - Present
  Responsibilities: Provide Allergy/Immunology physician services at WVU.

Name: Gerald Robert Mattys

Gerald Robert Mattys's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2020 - Present
  Responsibilities: Gerald's role is mentor, coach for the CEO and board member for the shareholders. Gerald does not receive a salary and holds stock options that vests over time.

Other business experience in the past three years:

- Employer: Sensory Medical
  Title: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Board member and mentor.

Other business experience in the past three years:

- Employer: Agitated Solutions
  Title: Board Member
  Dates of Service: January, 2002 - Present
  Responsibilities: Board Member and mentor

Name: Michael Joseph Ott

Michael Joseph Ott's current primary role is with MOBĒ. Michael Joseph Ott currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2024 - Present
  Responsibilities: Michael is a healthcare executive board member.

Other business experience in the past three years:

- Employer: MOBĒ
  Title: Chief Executive Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: Lead private healthcare analytics and engagement firm.

Name: Francis Xavier Helgesen

Francis Xavier Helgesen's current primary role is with Enduring Consulting Group LLC. Francis Xavier Helgesen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2024 - Present
  Responsibilities: Francis is a member of Board of Directors. Francis does not receive a salary and holds no equity in the company.

Other business experience in the past three years:

- Employer: Enduring Consulting Group LLC
  Title: Managing Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Provide consultating services for a group of companies.

Name: Spencer Levy

Spencer Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: May, 2021 - Present
  Responsibilities: Responsible for Operations, Finance, Regulatory. Receives an annual salary of $200,000.00 and stock options from the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series B Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series B Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are an early-stage company and have not yet generated any profits.

NightWare Incorporated was formed on February 28, 2019, and, while we have a limited operational history, we have achieved significant milestones that validate our product-market fit. Since inception, we have generated $8 million in revenue from commercial product sales, clinical product sales, and grant funding. This financial progress reflects the growing demand for our groundbreaking digital therapeutic system and supports our long-term vision. However, our current and proposed operations remain subject to the inherent risks of early-stage enterprises, including fluctuations in operating results, competition, and the challenges of managing growth in a dynamic healthcare market. While our revenue validates market interest and provides a foundation for scaling, we have yet to achieve profitability, and there is no assurance that we will do so in the near future. Dividends will only be paid if our directors determine that we are financially capable of doing so. Although we have achieved substantial progress, continued investment in development, operations, and market expansion will be necessary to realize our full potential.

Clinical Results and Market Impact

FDA clearance for the NightWare digital therapeutic system was based on ongoing studies. While we strive to achieve the expected endpoints of our randomized controlled clinical trial, there is no guarantee that the final results will meet expected projections. Failure to reach expected clinical endpoints may limit the adoption of the device, affect market demand, and ultimately impact our pricing power in a competitive landscape. Conversely, should clinical results exceed expectations, they may create opportunities for broader adoption and enhanced market positioning. However, such outcomes may also necessitate additional investment in production scaling, regulatory compliance, and market expansion, which could introduce operational complexities. Investors are advised to consider both potential outcomes and their implications on NightWare's business strategy and financial performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Grady Hannah	6,410,500	Common Stock	33.13%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Convertible Note for Series B Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,064,655 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 23,000,000 with a total of 11,505,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 416,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,136,500 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 3,740,000 with a total of 3,704,628 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any shares of Common Stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof.

Series B Preferred Stock

The amount of security authorized is 6,260,000 with a total of 4,001,183 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any shares of Common Stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof.

Convertible Note for Series B Shares

The security will convert into Series b preferred stock and the terms of the Convertible Note for Series B Shares are outlined below:

Amount outstanding: $1,725,000.00
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Achievement of $2M investment of Series B shares.

Material Rights

There are no material rights associated with Convertible Note for Series B Shares.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,393,326.23
  Number of Securities Sold: 1
  Use of proceeds: Commercialization and scaling
  Date: January 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,725,000.00
  Use of proceeds: Commercialization and scaling
  Date: December 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,003,698.00 compared to $4,657,998.00 in fiscal year 2023.

Revenue totals from the combination of product sales to the Department of Defense, and private pay customers, grant revenue, and sales of clinical trial product.

Cost of Sales

Cost of Sales for fiscal year 2022 was $498,277.00 compared to $779,611.00 in fiscal year 2023.

Cost of sales involved the manufacture of medical device.

Gross Margins

Gross margins for fiscal year 2022 were 75% compared to 83% in 2023.

Gross margins improved due to an improvement in manufacturing cost efficiencies and lower device procurement costs.

Expenses

Expenses for fiscal year 2022 were $2,342,555.00 compared to $3,463,455.00 in fiscal year 2023.

To scale operations NightWare invested more heavily in marketing and sales activities to drive increased product sales and revenue.

Historical results and cash flows:

NightWare is an early stage growth company developing a new market, and thus must invest in market development activities such as marketing, sales, and educational activities. We are also conducting many clinical studies to increase the level of evidence for the product. In the short term 2-3 years these costs will exceed sales volumes.

Our goal is to achieve positive operating cash flow within the next 3-5 years by scaling sales and improving reimbursement coverage. This can be supported by continued market penetration, particularly in the Department of Defense and Veterans Affairs systems, while managing cost of goods sold to maintain a strong gross profit margin.

NightWare's historical cash flows are not representative of future expectations due to the company's transition from development to commercial operations. Past cash flows reflect significant investments in R&D, clinical trials, and regulatory approvals, which are not recurring expenses. As the company scales its commercial presence and expands reimbursement coverage, revenue growth is expected to outpace operating costs, leading to improved cash flow stability and profitability. Additionally, ongoing market penetration and increased adoption by government and commercial payers will further enhance future cash flow predictability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Nightware currently has $1.122M in cash on hand, $391k of devices already built and ready to deploy, and $335k in grant funding available and uncollected.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, these funds are critical to NightWare's operations. The cash on hand, along with the inventory value and previous funding rounds, provide the essential capital to sustain current operations, support commercial scaling, and continue ongoing clinical trials. Additionally, the non-dilutive funding from grants ensures that critical research and development efforts can proceed without further equity dilution.

While these resources are pivotal, NightWare may need to secure additional funding in the future to accelerate market penetration, particularly to expand within civilian healthcare systems and secure long-term reimbursement agreements. Currently, no significant unused lines of credit or alternative capital reserves are noted, making the efficient allocation of existing funds and future raises vital for sustained growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from the crowdfunding campaign are critical to accelerating the company's growth and scaling operations. Existing funds, including cash on hand and prior funding rounds, provide a solid foundation for ongoing activities. However, the crowdfunding campaign will enable the company to invest in generating economic data, reimbursement expansion, and product development. These funds will also support further clinical trials to strengthen the evidence base for NightWare's efficacy and safety.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We anticipate the company would be able to operate for 1 year if we raised our minimum funding goal of $124,000.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate the company would be able to operate for 18-24 months if the company raised its maximum funding goal of $1.235M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Upon coverage by the VA or DoD, we will be able to secure additional lines of credit to assist with cash flow.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,284,540.76

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.36 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Research & Development
  82.5%
  Investment will fuel research and development, with a focus on advancing clinical trials to further validate NightWare's efficacy and safety. These trials are essential for supporting regulatory approvals, long-term reimbursement from insurers, and establishing NightWare as a trusted, clinically validated solution for nightmare disorder, particularly among PTSD sufferers. Expanding the clinical evidence base will help build stronger relationships with healthcare providers and demonstrate our device's value across new patient demographics.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  50.0%
  Investment will fuel research and development, with a focus on advancing clinical trials to further validate NightWare's efficacy and safety. These trials are essential for supporting regulatory approvals, long-term reimbursement from insurers, and establishing NightWare as a trusted, clinically validated solution for nightmare disorder, particularly among PTSD sufferers. Expanding the clinical evidence base will help build stronger relationships with healthcare providers and demonstrate our device's value across new patient demographics.
- Company Employment
  14.5%
  Additional funding extends our financial runway, enabling NightWare to expand its team to meet increasing operational and clinical demands. This will allow us to attract and retain top talent across R&D, regulatory, and clinical operations, building a solid foundation for sustained growth. Strengthening our team is critical as we scale our solution and continue pioneering within the digital therapeutic space.
- Operations
  30.0%
  Funding will drive our operational scale-up, particularly through the VA Pathfinder Pilot. This pilot program allows NightWare to integrate into the Veterans Affairs healthcare system, directly reaching veterans who suffer from PTSD-related nightmares. Success in this initiative is a key step toward broader adoption across VA facilities, furthering NightWare's mission to provide effective treatment options within government and military healthcare.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nightware.com (www.nightware.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nightware

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR NightWare, Incorporated

[See attached]

NIGHTWARE

NightWare, Incorporated
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2023 & 2022

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NightWare, Incorporated Management

We have reviewed the accompanying financial statements of NightWare, Incorporated (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 28, 2024

NIGHTWARE, INCORPORATED
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	2,191,637	953,836
Accounts Receivable	5,000	118,157
Inventory	429,666	171,124
Other Current Assets	8,722	22,934
Total Current Assets	**2,635,025**	**1,266,051**
Non-Current Assets:		
Intangible Assets - net	109,153	117,732
Total Non-Current Assets	**109,153**	**117,732**
TOTAL ASSETS	**2,744,178**	**1,383,783**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	284,662	200,247
Accrued Expenses	38,725	6,800
Payroll Tax Payable	24,826	21,243
Total Current Liabilities	**348,213**	**228,290**
Non-Current Liabilities:		
Notes Payable	-	1,725,000
Accrued Interest-Notes Payable	-	26,976
Total Non-Current Liabilities	**-**	**1,751,976**
TOTAL LIABILITIES	**348,213**	**1,980,266**
SHAREHOLDERS' EQUITY		
Common Stock: $0.00001 par value, 15,000,000 authorized, 8,952,500 outstanding	90	90
Series A Preferred Stock: $0.00001 par value, 3,740,000 authorized, 3,704,628 outstanding	37	37
Series B Preferred Stock: $0.00001 par value, 6,260,000 authorized, 4,001,184 outstanding	40	-
Additional Paid-In Capital	6,612,495	3,336,784
Retained Earnings (Accumulated Deficit)	(4,216,697)	(3,933,394)
TOTAL SHAREHOLDERS' EQUITY	**2,395,965**	**(596,483)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,744,178**	**1,383,783**

NIGHTWARE, INCORPORATED
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	4,657,998	2,003,698
Cost of Goods Sold	779,611	498,277
Gross Profit	**3,878,387**	**1,505,421**
Operating Expenses		
Advertising and Marketing	92,744	196,402
General and Administrative	349,844	196,085
Payroll Expenses	2,319,900	1,471,019
Professional Fees	210,194	113,333
Consulting Fees	151,048	310,102
Research and Development	339,725	55,614
Total Operating Expenses	**3,463,455**	**2,342,555**
Operating Income (Loss)	**414,932**	**(837,134)**
Other Income (Expense)		
Interest Expense	(671,286)	-
Other Income (Expense)	(17,533)	70,141
Total Other Income (Expense)	**(688,819)**	**70,141**
Earnings Before Income Taxes, Depreciation, and Amortization	**(273,887)**	**(766,993)**
Income Tax	837	2,778
Depreciation	-	72
Amortization	8,579	8,579
Net Loss	**(283,303)**	**(778,422)**

NIGHTWARE, INCORPORATED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Additional	Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	Paid-In-Capital	(Deficit)	Equity
Beginning balance at 1/1/22	**8,877,500**	**89**	**3,704,628**	**37**	**-**	**-**	**2,115,455**	**(3,154,972)**	**(1,039,391)**
Issuance of Common Stock	75,000	1	-	-	-	-	-	-	**1**
Issuance of Series A Preferred Stock	-	-	-	-	-	-	-	-	**-**
Additional Paid in Capital	-	-	-	-	-	-	1,221,329	-	**1,221,329**
Net loss	-	-	-	-	-	-	-	(778,422)	**(778,422)**
Ending balance at 12/31/22	**8,952,500**	**90**	**3,704,628**	**37**	**-**	**-**	**3,336,784**	**(3,933,394)**	**(596,483)**
Issuance of Common Stock	-	-	-	-	-	-	-	-	**-**
Issuance of Series A Preferred Stock	-	-	-	-	-	-	-	-	**-**
Issuance of Series B Preferred Stock	-	-	-	-	4,001,184	40	-	-	**40**
Additional Paid in Capital	-	-	-	-	-	-	3,275,711	-	**3,275,711**
Net loss	-	-	-	-	-	-	-	(283,303)	**(283,303)**
Ending balance at 12/31/23	**8,952,500**	**90**	**3,704,628**	**37**	**4,001,184**	**40**	**6,612,495**	**(4,216,697)**	**2,395,965**

NIGHTWARE, INCORPORATED
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(283,303)	(778,422)
Adjustments to reconcile net loss to net cash used in operations:		
Amortization	8,579	8,579
Depreciation	-	72
Decrease in Accounts Receivable	113,157	55,223
Increase in Inventory	(258,542)	(171,124)
(Increase) Decrease in Other Current Assets	14,212	(14,283)
Increase in Accounts Payable	84,415	94,283
Increase in Accrued Expenses	31,925	6,800
Increase (Decrease) in Accrued Interest-Notes Payable	(26,976)	26,976
Increase (Decrease) in Payroll Tax Payable	3,583	(418)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(29,647)	6,108
Net Cash used in Operating Activities	(312,950)	(772,314)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Increase in Intangible Assets	-	(121,001)
Net Cash used in an Investing Activity	-	(121,001)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Conversion	(1,725,000)	-
Issuance of Stocks	3,275,751	1,221,330
Net Cash provided by Financing Activities	1,550,751	1,221,330
Cash at the beginning of the period	953,836	625,821
Net cash increase for the period	1,237,801	328,015
Cash at end of period	2,191,637	953,836

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NightWare, Incorporated ("the Company"), established on February 28, 2019, and incorporated in the State of Delaware, is dedicated to advancing the treatment of Nightmare Disorder and related sleep disturbances. The Company's founder's personal experience with his father's PTSD-induced nightmares inspired the development of a medical device aimed at alleviating such conditions. NightWare's mission is to enhance sleep quality for individuals suffering from frequent, traumatic nightmares through its FDA-cleared prescription digital therapeutic system.

The Company's core product, which is manufactured through outsourcing, is a digital therapeutic system designed to interrupt and mitigate the effects of nightmares. Utilizing a sophisticated Machine learning platform, the device offers a non-invasive solution for improving sleep.

The Company generates revenue through the sale of its therapeutic device to strike healthcare providers and patients and replace it with government and commercial health insurers and payers in the United states. The Company's innovative approach has been validated through collaborations with leading physicians and researchers. Initially focused on veterans and active-duty service members, the Company intends to expand its scope to include civilians experiencing trauma-related sleep disorders. This expansion underscores its commitment to addressing a significant unmet need in sleep disorder treatment.

With an estimated 4-6% of the general population affected by nightmare disorder and 80% of individuals with PTSD experiencing disruptive nightmares, the Company addresses a crucial gap in the current treatment landscape. By offering a targeted therapeutic solution, the Company aims to improve the quality of life for those troubled by frequent nightmares and related sleep disturbances, thereby contributing to better overall mental health and well-being. These improvements in patient outcomes can also lead to economic savings for health insurers by reducing reliance on ineffective and costly treatments.

In 2024, the Company plans to launch a crowdfunding campaign to develop economic data to demonstrate cost savings, increase clinical evidence in efforts to expand market reach and accelerate the development of its next-generation therapeutic device. This campaign will engage a broader audience and secure funds for enhanced features and further research.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31,2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, indicating that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. However, there are conditions creating substantial doubt about this ability. Specifically, the Company has commenced principal operations but has realized losses in the two most recent years, with the potential for continued losses.

Given the stage of the Company and the nature of the medical device industry, it is common for companies to operate at a loss for extended periods while developing the clinical evidence required to obtain coverage decisions from health insurers. The Company's management has evaluated this situation and plans to generate revenues and raise capital as needed to meet its capital requirements; however, there is no guarantee of success in these efforts.

Considering these factors, there is significant risk regarding the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,191,637 and $953,836 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized obligations arising from normal trade terms and are stated at the amount billed to the customer. Payments are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, applied to the earliest unpaid invoices. While payments are typically collected upfront, some customers are granted payment terms of up to 30 days, which may lead to delays in collection when these terms are utilized. Accounts receivable amounts to $5,000 as of December 31, 2023, and $118,157 as of December 31, 2022.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2023, and December 31, 2022, the Company has not established an allowance for doubtful accounts because it believes all receivables are collectible based on its current assessment and payment history.

Inventory

The Company outsources the manufacturing of its medical device products. The inventory consists primarily of finished goods of these outsourced products. Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. Inventory as of December 31, 2023, amounts to $429,666, and as of December 31, 2022, amounts to $171,124.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other, in accounting for the cost of computer software developed for internal use and for web-based product development costs. ASC 350 mandates that companies capitalize qualifying computer software costs incurred during the application development stage and amortize these costs on a straight-line basis over the estimated useful life of the asset. The Company's capitalized costs related to its software platform and intellectual property support a non-invasive solution for improving sleep.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over an estimated useful life of 15 years.

The table below shows the pertinent costs and amortization of the Company's internal-use software:

Property Type	Useful Life in Years	2023	2022
Software & Intellectual Property	15	128,682	128,682
Less: Accumulated Amortization		(19,529)	(10,950)
Totals		**109,153**	**117,732**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company identifies and analyzes its performance obligations with respect to customer contracts once the customers purchase its products.

The Company generates revenue by selling its medical devices and related products. The Company's primary performance obligation is the delivery of these products.

Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation costs are measured at the grant date based on the estimated fair value of the award and are recognized as an expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which allows for measurement of stock options at their intrinsic value, rather than their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of the option. In the Company's case, this means that option compensation granted by the Company has an intrinsic value of $0.

Since there is not a viable market for the Company's common stock to determine its fair value, management is required to estimate the fair value used in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares related to the sale of preferred stock, and validation by independent fair value experts. Considerable management judgment is necessary for this estimation, and actual results could vary significantly from these estimates. Management has concluded that the estimated fair value of the Company's stock and the corresponding expense is negligible because recent transactions and assessments indicate that the intrinsic value of the stock options is effectively zero.

As of December 31, 2023, the Company has granted and has outstanding 2,136,500 stock options under its 2017 and 2019 Stock Options Plans, with 416,000 options remaining available for grant. Although these options are vested, no compensation expense has been recognized, as the Company has deemed the corresponding expense to be negligible.

Warrants: The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities based on the specific terms of the warrant agreement, in accordance with ASC 480, "Distinguishing Liabilities from Equity." Since the Company's warrants do not include cash settlement provisions or down round protection, they are classified as equity. As of December 31, 2023, the Company has 135,983 vested and exercisable warrants outstanding. Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into several convertible note agreements totaling $1,725,000 during 2021 to fund operations. The interest on these notes was at 1% per annum. In 2023, the outstanding notes totaling $1,725,000, along with accrued interest of $26,976, were converted into shares of the Company's Series B Preferred stock at a conversion rate of $0.928, which represents a 20% discount off the original price paid for the shares.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.00001 per share. As of the end of 2022 and 2023, 8,877,500 and 8,952,500 shares, respectively, were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,740,000 Series A preferred shares with a par value of $0.00001 per share. As of the end of 2023 and 2022, 3,704,628 Series A preferred shares were issued and outstanding. For Series B preferred shares, the Company has authorized 6,260,000 shares, with 4,001,184 issued and outstanding shares during 2023.

Voting: Preferred shareholders have one vote for each common share they could own if the preferred shares were converted.

Dividends: Holders of Series A and B preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert their shares into common stock at a conversion rate of $0.7478 per share, at the shareholder's discretion or automatically in the event of a change of control. Preferred shareholders receive dividends on a pari passu basis according to the number of shares of common stock they would hold upon conversion. Each holder of preferred stock will be treated as holding the greatest whole number of shares of common stock issuable upon conversion of all preferred shares held by that holder.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A and Series B preferred stock are entitled to receive distributions prior to, and in preference to, any distribution to common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[00:00:00.000] - Matthew Tucker

Every night, millions, especially veterans, battle an invisible enemy.

[00:00:05.170] - Matthew Tucker

Nightmares caused by PTSD.

[00:00:07.790] - Matthew Tucker

These aren't just bad dreams.

[00:00:09.340] - Matthew Tucker

They disrupt sleep and leave people trapped in a cycle of fear and exhaustion, anxiety and depression, and sometimes suicide.

[00:00:19.150] - Matthew Tucker

It's a struggle that feels endless, a battle fought in the silence of the night.

[00:00:24.650] - Matthew Tucker

And unfortunately, treatments like drugs or behavioral therapy just aren't effective enough.

[00:00:31.060] - Matthew Tucker

Eighty percent of PTSD patients experience nightmares.

[00:00:35.050] - Matthew Tucker

These severe nightmares increase the risk of suicide by two to five times.

[00:00:40.600] - Matthew Tucker

Untreated nightmares lead to substance abuse, anxiety, and severe depression.

[00:00:46.660] - Matthew Tucker

For too many veterans and active duty military, PTSD-induced nightmares aren't just disrupting their sleep.

[00:00:53.800] - Matthew Tucker

These nightmares cause trouble at home, difficulty at work, and strained relationships with friends and family.

[00:01:01.440] - Matthew Tucker

But there is hope.

[00:01:02.850] - Matthew Tucker

Introducing NightWare.

[00:01:04.140] - Matthew Tucker

Already cleared for use by the FDA, NightWare is indicated as a tool to help improve sleep quality for patients with nightmare disorder or nightmares associated with PTSD.

[00:01:15.350] - Matthew Tucker

NightWare sends gentle vibrations that are intended to interrupt nightmares as they occur with a design aimed at minimizing sleep disturbances.

[00:01:25.490] - Matthew Tucker

It's the only product that offers relief without medications or invasive treatments.

[00:01:30.740] - Brian Robertson

Using advanced technology, NightWare monitors biometrics during sleep through a wrist-worn device.

[00:01:36.260] - Brian Robertson

When its machine learning algorithm detects a nightmare, gentle vibrations interrupt it without waking the user.

[00:01:42.250] - Brian Robertson

This means more restful sleep night after night.

[00:01:44.950] - Nathan Fritz

For over a decade, I endured countless nightmares during my sleep.

[00:01:48.240] - Nathan Fritz

My mind would not let me forget past experiences of combat or extremely negative emotional events.

[00:01:54.470] - Nathan Fritz

The negative effects of this impacted not only myself, but my wife and my children.

[00:01:59.410] - Nathan Fritz

It wasn't until I accepted the advice of some amazing medical professionals to try a new treatment that I truly realized how much nightmares had impacted my life.

[00:02:08.500] - Nathan Fritz

Once I was prescribed NightWare, this all changed.

[00:02:11.430] - Nathan Fritz

With this device, my sleep quality transformed within several nights.

[00:02:15.180] - Nathan Fritz

I was more rested, my body physically began to feel better, and my behavior took on a more positive nature.

[00:02:22.240] - Nathan Fritz

I was able to take a piece of my life back that I thought was lost.

[00:02:25.490] - Matthew Tucker

NightWare has already delivered over 1,500 prescriptions to veterans and active-duty military personnel.

[00:02:33.730] - Matthew Tucker

These are lives transformed.

[00:02:35.840] - Matthew Tucker

People who once felt hopeless now are able to get peaceful sleep.

[00:02:40.640] - Matthew Tucker

But we want to help many, many more.

[00:02:43.010] - Matthew Tucker

There are millions more who need our help to get the relief they deserve.

[00:02:47.380] - Matthew Tucker

We've demonstrated product market fit through initial adoption and built manufacturing and distribution operations to better serve patients.

[00:02:56.210] - Matthew Tucker

We're more than halfway through our clinical study.

[00:02:58.760] - Matthew Tucker

An additional investment will go to finishing this RCT and develop economic data and to improve the product, which will ensure we achieve the insurance coverage needed to help even more patients.

[00:03:12.130] - Matthew Tucker

By investing in NightWare, you're not just supporting a business, you're helping patients get help.

[00:03:17.030] - Matthew Tucker

You're helping veterans, active duty military, and PTSD survivors regain control of their sleep and of their lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "NIGHTWARE, INCORPORATED", FILED IN THIS OFFICE ON THE EIGHTH DAY OF JULY, A.D. 2022, AT 11:18 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6312577 8100
SR# 20222937447

Authentication: 203887171
Date: 07-11-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 07/08/2022
FILED 11:18 AM 07/08/2022
SR 20222937447 - File Number 6312577

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NIGHTWARE, INCORPORATED

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NIGHTWARE, INCORPORATED

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

NightWare, Incorporated, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is NightWare, Incorporated, and that this corporation was originally incorporated pursuant to the General Corporation Law on February 8, 2017 under the name NightWare, Incorporated.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is NightWare, Incorporated (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware, 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twenty Three Million (23,000,000) shares of Common Stock, $.00001 par value per share ("**Common Stock**") and (ii) Ten Million (10,000,000) shares of Preferred Stock, $.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Six Million Two Hundred Sixty Thousand (6,260,000) shares of Preferred Stock shall be designated and known as "**Series B Preferred Stock**"; and Three Million Seven Hundred Forty Thousand (3,740,000) shares of Preferred Stock shall be designated and known as "**Series A Preferred Stock**"; Collectively, the Series B Preferred Stock and the Series A Preferred Stock shall be referred to as the "**Preferred Stock.**" The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any shares of Common Stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend. The "**Series A Original Issue Price**" shall mean $0.7478 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, and the "**Series B Original Issue Price**" shall mean $1.16 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The "**Series B Original Issue Date**" shall mean the first date on which the Corporation issues any of the Series B Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series B Liquidation Amounts required to be paid to the holders of shares of Series B Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series B Liquidation Amounts required to be paid as provided in Subsection 2.1 and all Series A Liquidation Amounts required to be paid as provided in Subsection 2.2, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or Subsection 2.2, or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty percent (60%) of the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least eighty percent (80%) of the then outstanding shares of each series of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to (A) with respect to the Series B Preferred Stock, the Series B Liquidation Amount, and (B) with respect to the Series A Preferred Stock, the Series A Liquidation Amount. Notwithstanding the foregoing, (i) in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series B Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series B Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders, and (ii) in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds remaining after payment of the Series B Liquidation Amount are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"), the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series B Director**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation, including one (1) director who is not an employee or affiliate of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series B Preferred Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series B Preferred Stock, or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and Series B Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 1,750,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) that have been issued are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 create, or authorize the creation of, reclassify any existing capital stock, or issue any equity security convertible into or exercisable for any equity security, unless the same ranks junior to the Series B Preferred Stock with respect to its rights, preferences and privilege;

3.3.4 increase the authorized number of shares of any class of capital stock of the Corporation, including without limitation Common Stock, Series A Preferred Stock and Series B Preferred Stock;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) with respect to the Series A Preferred Stock, the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion, or (ii) with respect to the Series B Preferred Stock, the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.7478, and the "**Series B Conversion Price**" shall initially be equal to $1.16. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below, and such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price or Series B Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price or Series B Conversion Price, as applicable.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price or Series B Conversion Price, as applicable, shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4 below, deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.4, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series B Preferred Director and the Series A Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price and Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and Series B Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect or Series B Conversion Price then in effect, as applicable, by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series B Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock or Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price for such series) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price and Series B Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price or the Series B Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock or Series B Preferred Stock, as applicable.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon the closing of a Qualified IPO or on the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation. As used herein, "**Qualified IPO**" shall mean the date of the closing of (A) a firm commitment underwritten public offering of Common Stock registered under the Securities Act of 1933, as amended (the "**Securities Act**"), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation ("**IPO**"), at a public offering price per share that is not less than $3.00 (as adjusted for stock dividends, combinations, splits, recapitalizations and the like), and with aggregate gross proceeds to the Corporation (prior to underwriter commissions and expenses) of not less than $25,000,000 or (B) an IPO in which the outstanding Preferred Stock is converted into Common Stock immediately prior such IPO, with such conversion occurring as the result of the vote or written consent of the Requisite Holders as provided in this Section 5.1.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least eight percent (80%) of the shares of Series A Preferred Stock then outstanding, and any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of at least eight percent (80%) of the shares of Series B Preferred Stock then outstanding

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 7th day of July, 2022.

By: Grady Hannah

Grady Hannah, Chief Executive Officer

Exhibit G: TTW Materials

NIGHTWARE

Dear Friend,

I hope this message finds you well. I'm reaching out personally to share some exciting updates about NightWare and where we're headed.

As the CEO of NightWare, I've spent my career in healthcare and technology, and leading this company has been one of my most rewarding experiences personally and professionally.

Hearing patients tell us of the impact NightWare has made for them keeps us motivated and focused on how many people we still need to help.

Our mission at NightWare is simple but crucial: **to improve the lives of individuals suffering from nightmare disorder, particularly those linked to PTSD.**

With our FDA-cleared digital therapeutic system, we've already made a significant impact on improving sleep quality and overall well-being.

But this is just the beginning.

We're now considering **a new opportunity to expand our reach even further** through an equity crowdfunding campaign.

We'd love to hear your thoughts on our mission and progress, but please remember that we're only gauging interest at this stage, not soliciting any investment.

Here's a reminder of what we do at NightWare:

- **FDA-cleared digital therapeutic:** NightWare uses AI-powered software and wearable technology to detect and disrupt nightmares, allowing users to sleep better without being woken up.
- **Focused on PTSD and nightmare disorder:** We're addressing a critical need with a non-invasive, drug-free solution that's proven effective where traditional treatments have fallen short.
- **Real-world impact:** NightWare has already been prescribed to over 1,500 patients, including active duty military and veterans, making a real difference in their lives

Watch this video: To see how NightWare is transforming lives, click here to watch a short video that explains what we do and how it works.

As we look toward the future, **I want to invite you to be part of this journey.**

If you're interested in joining us as we continue to grow, you can express your interest by visiting this page and filling out our form.

I'M INTERESTED

Thank you for your continued support of NightWare and the work we're doing.

Whether you've been with us since the beginning or are just learning about us now, I look forward to sharing this exciting next step with you.

Thank you,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

Dear Friend,

As we move forward with NightWare's journey, I want to share a story that embodies our mission and the real impact we're making in the lives of those who need it most.

At NightWare, we believe that every person struggling with nightmare disorder, particularly those with PTSD, deserves a chance to reclaim their nights—and their days.

For Nathan Fritz, a decorated veteran and member of our NightWare family, this mission became personal.

After 22 years of service, including eight combat deployments as a Green Beret, Nate's toughest battles were no longer overseas—they were with the unrelenting nightmares that followed him home. As he describes:

> *"Night after night, I was trapped in vivid, terrifying dreams that left me drenched in sweat, on edge, and completely exhausted. My wife witnessed the worst… forcing her to wake me, risking her own peace for mine. The impact was devastating."*

Nate's story is, sadly, all too familiar for veterans facing the invisible wounds of PTSD.

The disruptive and exhausting cycle of nightmares took a toll on his sleep, mental health, and family life.

But with the help of NightWare, everything changed.

> *"With NightWare, my sleep transformed. Literally, almost overnight, the nightmares and disturbances that haunted me began to recede. I started waking up feeling more rested than I had in years."*

While this story reflects the experiences of some of our users, individual results may vary, and we encourage all users to consult with healthcare professionals.

Nate's recovery inspired him to become an advocate, sharing his experience with fellow veterans and military leaders.

Today, he works with NightWare to ensure that veterans, active-duty service members, and their families have access to this life-changing technology.

NightWare is exploring an equity crowdfunding campaign to expand our reach and impact, and we'd love for you to be part of this journey.

I'M INTERESTED

Your interest and support mean everything to us as we work to bring restorative sleep to more individuals like Nate.

Thank you for joining us in our mission to help those still struggling in the dark find their way back to restful nights and brighter days.

All the best,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NightWare, 8900 Excelsior Blvd, Hopkins, MN 55343, United States

NIGHTWARE

Dear Friend,

At NightWare, we believe that tackling nightmare disorder, especially for those suffering from PTSD, requires more than traditional approaches.

That's why we've developed an innovative digital therapeutic system using artificial intelligence and wearable technology to improve sleep quality—and change lives.

Today, I'd like to share some insights into the science behind our breakthrough solution.

The Technology Behind NightWare

NightWare's AI-powered software is an FDA-cleared, FDA-indicated real-time therapeutic solution designed specifically for nightmare disorder associated with PTSD.

Here's how it works:

1. **Monitors Sleep Patterns:** The wearable device tracks heart rate and body movements throughout the night.
2. **Detects Nightmare Indicators:** Advanced AI algorithms analyze this data to identify patterns that indicate a nightmare is occurring.
3. **Provides Real-Time Intervention:** When a nightmare is detected, a gentle vibratory stimulus disrupts the nightmare sequence without waking the user.
4. **Improves Sleep Quality Over Time:** This personalized, non-invasive intervention helps users wake up feeling more rested and refreshed.

This combination of AI and wearable technology offers a potential alternative to traditional therapies and aims to provide real-time, personalized interventions.

Clinical Validation and Real-World Results

NightWare's technology has undergone rigorous testing, demonstrating its safety and effectiveness in improving sleep quality.

For veterans and others living with PTSD, this technology represents a new path to relief.

A recent publication in the *Journal of Psychiatry and Psychiatric Disorders* showcased promising results among 630 U.S. Department of Defense servicemembers using NightWare:

- **68% experienced improved sleep quality** with reduced or eliminated nightmares.
- **22% described the impact as life-changing**, underscoring its transformative potential.
- **Only 6% discontinued use**, demonstrating high satisfaction and usability.

Why It Matters

For so many veterans and trauma survivors, uninterrupted sleep has remained out of reach—until now.

NightWare's AI-driven, wearable technology is delivering real-time, personalized interventions for nightmares, providing a restorative sleep experience for those in need.

> *“The relief at that moment was just indescribable. It worked. Something worked for once, finally, and it's been working since… I just feel good now. Sleeping changes your outlook on everything. I'm functioning and not just surviving from day to day.”* – Jacquie, NightWare User

While Jacquie’s story highlights the experiences of some NightWare users, individual outcomes may differ.

We encourage everyone to consult their healthcare provider for personalized guidance.

Are you ready to help us complete the mission of better sleep for our veterans?

As we continue to explore a crowdfunding opportunity, **we’re inviting you to join us on this journey.**

Your interest and support could help bring this innovative solution to even more individuals who need it.

I'M INTERESTED

Thank you for supporting NightWare’s mission to deliver restorative sleep, one night at a time.

Warm regards,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NightWare, 8900 Excelsior Blvd, Hopkins, MN 55343, United States
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NIGHTWARE

Dear Friend,

At NightWare, we've always believed that true progress happens when we're all part of the journey.

That's why we're exploring a new way to grow—**through equity crowdfunding on StartEngine.**

By choosing this path, we're opening the door for supporters like you—people who believe in our mission to change lives through innovative healthcare technology.

Here's what this approach means for NightWare and why we're inviting you to join us:

- **Crowdfunding Makes Investment Accessible**
  This model allows friends, family, healthcare advocates, and our broader community to participate in our growth—not just traditional investors.
- **Building a Team of Passionate Supporters**
  We believe that the best way to achieve our mission is to work with people who truly understand and believe in it. Crowdfunding lets us bring these voices and perspectives to NightWare.
- **Partnering with StartEngine**
  We've chosen to work with StartEngine, a trusted leader in equity crowdfunding, exhibiting the highest standards, that specializes in supporting companies focused on innovation and impact.

With StartEngine, joining our mission is simple and secure, whether you're new to investing or a seasoned supporter of innovative ventures.

If you're as excited as we are about NightWare's mission, we'd love for you to be a part of it.

If you haven't already, please click here to express your interest and learn more about how you can potentially be part of NightWare's mission:

I'M INTERESTED

By expressing your interest, you'll stay updated as we prepare for this campaign and take the next steps toward bringing life-changing technology to those who need it most.

Thank you for being part of our journey—we're excited to share this next step with you!

Warmly,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NIGHTWARE

Dear Friend,

It's Black Friday.

You're probably hunting deals, watching football, or plotting your leftovers strategy.

But while you've got a few minutes, let's set you up for something much bigger:

Becoming part of NightWare's mission.

And to join us in this mission, ***you'll need to set up your StartEngine account.***

StartEngine is a leading equity crowdfunding platform that has facilitated over $1 billion in capital raises for more than 750 businesses, including innovators in healthcare technology.

With a community of over 1 million registered users, StartEngine provides a secure and transparent environment for investors like you.

You wanted to hear about NightWare's exciting journey first—and we're thrilled to keep you updated.

Our campaign is launching soon, but before we go live, we need you to be ready.

Here's how to make sure you're all set:

1. **Sign up for StartEngine:** To stay informed and be ready when we launch, Click Here.
2. **Create your investment account:** After you're logged in, it's just a few quick steps. Click Here.
3. **Add a payment method:** Credit card, bank account, your choice. Click Here.

PLEASE NOTE: *When setting up your investment account, you'll provide basic personal information and link a payment method. This is a standard and secure process to ensure compliance and protect your account.*

The whole process takes just 5-10 minutes.

Take a few minutes today to set up your account so you're ready to explore the opportunity when we launch.

Think of it like snagging that doorbuster deal—but way more meaningful.

NightWare is committed to improving the quality of life for individuals affected by PTSD and nightmare disorders, and we're excited to have your interest in our mission.

So, take a quick break from the game or your shopping spree, and lock this in today:

<<SET UP YOUR STARTENGINE ACCOUNT>>

We're counting down to launch, and you'll be among the first to know. Let's make it happen.

Talk soon,

Matthew Tucker
CEO, NightWare

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NIGHTWARE

Dear Friend,

As we prepare to launch our crowdfunding campaign, ***I wanted to share how the funds we raise will directly fuel NightWare's mission.***

If we proceed with our campaign, every dollar raised would be allocated towards expanding our reach, pending regulatory approval.

Here's a look at how we aim to put your support to work, should we move forward with the campaign, in our mission to address PTSD-induced nightmares:

- **Research and Development**
  We're committed to exploring ways to advance NightWare's technology to improve the user experience and increase effectiveness.

- **Clinical Trials and Validation**
  To maintain our standing as the only FDA-cleared device for PTSD-related nightmare disorder, we'll continue to support clinical trials, building on our evidence base to bring NightWare to more people in need.

- **Expanding Outreach in Key Healthcare Markets**
  By reaching more healthcare providers, veterans' organizations, and mental health advocates, we'll ensure that those who need NightWare most have access to it.

- **Scaling Operations to Support Growth**
  As our user base grows, we're preparing to expand our operations to meet demand efficiently, helping more people find relief and reclaim their nights.

While these initiatives represent significant opportunities, they also come with challenges, including navigating regulatory pathways, scaling operations, and competing in the evolving healthcare landscape.

With each of these initiatives, our mission remains clear:

to provide effective, life-changing technology to those who need it most.

We recognize the complexity of achieving these goals, but we remain steadfast in our mission to address the unmet needs of those suffering from PTSD-induced nightmares.

Your interest in our campaign doesn't just support a company—***it supports a movement to improve lives and bring peace to those living with PTSD-induced nightmares.***

If you'd like to stay updated and be part of this journey, let us know by clicking here:

I'M INTERESTED

We'll make sure you're the first to hear as we move forward.

Thank you for considering joining NightWare in this mission. We're excited about what's ahead and grateful to have supporters like you by our side.

With gratitude,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NIGHTWARE

Dear Friend,

Back when you backed NightWare on Kickstarter, you weren't just supporting an idea—you were part of the foundation for something bigger.

Your belief in us helped launch a groundbreaking digital therapeutic system that's changing lives every night.

Where We've Been

Our journey started with Tyler Skluzacek, our founder, who created the first version of NightWare to help his dad—a veteran—struggling with relentless PTSD-related nightmares.

Today, NightWare has grown into:

- **An FDA-cleared** digital therapeutic for nightmare disorder.
- A solution that has reached over **1,500 patients**, improving their sleep and lives.
- A mission-driven company **partnering with the VA, military leaders, and healthcare providers.**

Where We're Going

We're excited to announce a new chapter: **launching an equity crowdfunding campaign on StartEngine.**

This is a chance for people like you—those who supported us from day one—to continue being part of our journey.

We've put together a short video that shares more about our journey and the impact NightWare is making—click here to watch and express your interest.

Together, we can reach more patients, expand our technology, and help even more people find peace at night.

I'M INTERESTED

Your support has always meant the world to us, and we'd love for you to stay connected as we continue this journey.

Warm regards,

Matthew Tucker
CEO, NightWare

CLICK HERE TO EXPRESS YOUR INTEREST IN OUR MISSION

LEGAL DISCLAIMER: *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.*

TAKE SLEEP BACK. MOVE LIFE FORWARD.

NightWare
November 13 at 5:52 PM ·

At NightWare, our mission is simple but vital: improving the lives of individuals suffering from nightmare disorder, especially those linked to PTSD. Our FDA-cleared digital therapeutic system is already making a real difference in sleep quality for thousands, including veterans.

We're exploring an exciting opportunity to expand and want you to be part of it! Let us know if you'd like to stay informed as we explore this potential opportunity.

🔗 https://hubs.la/Q02Y7H030

🛌 #PTSDRelief #DigitalHealth #AIForGood

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


NIGHTWARE
FDA-Cleared. AI-Driven. Changing Lives of PTSD Sufferers.
11:43
HEART RATE
0
ROTATION
1
ACCELERATION
SEE HOW IT WORKS
www.nightware.com
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

NightWare
November 15 at 3:01 PM ·

After 22 years of service, including eight combat deployments, Nate's toughest battles followed him home—nightmares caused by PTSD.

"Night after night, I was trapped in vivid, terrifying dreams that left me drenched in sweat, on edge, and completely exhausted. My wife witnessed the worst... forcing her to wake me, risking her own peace for mine. The impact was devastating."

But with NightWare's AI-driven therapeutic device, his life transformed almost overnight.

"With NightWare, my sleep transformed. Literally, almost overnight, the nightmares and disturbances that haunted me began to recede. I started waking up feeling more rested than I had in years."

While this story reflects the experiences of some of our users, individual results may vary, and we encourage all users to consult with healthcare professionals.

By expressing interest, you'll stay updated on our journey to expand access to this technology. Express your interest today in supporting NightWare's equity crowdfunding campaign. No commitment is needed—just your interest.

🔗 https://hubs.la/Q02YmBjG0

#VeteranSupport #NightmareRelief #PTSDRecovery

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Better sleep,
brighter days.
Move life forward
with NightWare.
Taking sleep back: Nate's story
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
NIGHTWARE

NightWare
November 21 at 3:06 PM ·

At NightWare, we've created an FDA Breakthrough AI-powered system that tackles nightmares in real-time, especially for those living with PTSD.

Our wearable device tracks sleep patterns and intervenes gently when a nightmare is detected—helping users wake up feeling refreshed, not disturbed.

We invite you to express interest in supporting NightWare's mission through our upcoming equity crowdfunding campaign.

Join us as we work to improve sleep quality for those impacted by PTSD.

🔗 https://hubs.la/Q02Z3r_80

#AIForSleep #BetterSleep

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


NIGHTWARE
TAKE SLEEP BACK. MOVE LIFE FORWARD.
AI-Powered.
FDA-Cleared.
Real-Time
Nightmare
Relief.
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

NightWare
Yesterday at 12:09 PM ·

We're inviting you to join us as we explore equity crowdfunding on StartEngine, opening the doors for more people to support NightWare's mission.

Together, we can grow a community of supporters passionate about changing lives through better sleep and mental health.

Express your interest today to learn more and follow our journey.

🔗 https://hubs.la/Q02ZwGZq0

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Join Us In Bringing
PEACEFUL SLEEP TO VETERANS
GET STARTED
www.nightware.com
NIGHTWARE
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

To Post on November 30, 2024:

Image:


NIGHTWARE
TAKE SLEEP BACK. MOVE LIFE FORWARD.
Your Support
Fuels The Mission
To Bring Better Sleep
And Brighter Days
To Our Veterans
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption:

If we proceed with our campaign, funds raised would support our efforts to expand NightWare's reach.

Your support doesn't just fund a company—it drives a movement to provide peace of mind to those suffering from PTSD-related nightmares.

Are you ready to be part of this mission?

Express your interest today in our upcoming equity crowdfunding campaign.

📎 https://nightware.com/express-your-interest/

#SupportOurVeterans #MentalHealthAwareness


NIGHTWARE
FDA-Cleared. AI-Driven. Changing Lives of PTSD Sufferers.
11:43
HEART RATE
0
ROTATION
1
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SEE HOW IT WORKS
www.nightware.com
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

nightwareapp ...

nightwareapp 1w

At NightWare, our mission is simple but vital: improving the lives of individuals suffering from nightmare disorder, especially those linked to PTSD. Our FDA-cleared digital therapeutic system is already making a real difference in sleep quality for thousands, including veterans.

We're exploring an exciting opportunity to expand and want you to be part of it! Let us know if you'd like to stay informed as we explore this potential opportunity.

🔗 https://nightware.com/express-your-interest/

View insights | Boost post

November 13

Add a comment...


Better sleep,
brighter days.
Move life forward
with NightWare.
Taking sleep back: Nate's story
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
NIGHTWARE

nightwareapp ...

nightwareapp 1w

After 22 years of service, including eight combat deployments, Nate's toughest battles followed him home—nightmares caused by PTSD.

"Night after night, I was trapped in vivid, terrifying dreams that left me drenched in sweat, on edge, and completely exhausted. My wife witnessed the worst... forcing her to wake me, risking her own peace for mine. The impact was devastating."

But with NightWare's AI-driven therapeutic device, his life transformed almost overnight.

"With NightWare, my sleep

View insights

Boost post

November 15

Add a comment...

NIGHTWARE
TAKE SLEEP BACK. MOVE LIFE FORWARD.



AI-Powered.
FDA-Cleared.
Real-Time Nightmare Relief.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

nightwareapp ...

nightwareapp 5d
At NightWare, we've created an FDA Breakthrough AI-powered system that tackles nightmares in real-time, especially for those living with PTSD.

Our wearable device tracks sleep patterns and intervenes gently when a nightmare is detected—helping users wake up feeling refreshed, not disturbed.

We invite you to express interest in supporting NightWare's mission through our upcoming equity crowdfunding campaign.

Join us as we work to improve sleep quality for those impacted by PTSD

View insights | Boost post

5 days ago

Add a comment...


Join Us In Bringing
PEACEFUL SLEEP
TO VETERANS
GET STARTED
www.nightware.com
NIGHTWARE
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

nightwareapp ...

nightwareapp 20h

We're inviting you to join us as we explore equity crowdfunding on StartEngine, opening the doors for more people to support NightWare's mission.

Together, we can grow a community of supporters passionate about changing lives through better sleep and mental health.

Express your interest today to learn more and follow our journey.

🔗 https://nightware.com/express-your-interest/

LEGAL DISCLAIMER: NO MONEY OR

View insights | Boost post

20 hours ago

Add a comment...

NightWare
992 followers
1w •

At NightWare, our mission is simple but vital: improving the lives of individuals suffering from nightmare disorder, especially those linked to PTSD. Our FDA-cleared digital therapeutic system is already making a real difference in sleep quality for thousands, including veterans.

We're exploring an exciting opportunity to expand and want you to be part of it! Let us know if you'd like to stay informed as we explore this potential opportunity.

🔗 https://hubs.ly/Q02Y7JX70

🛌 #PTSDRelief #DigitalHealth #AIForGood

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


NIGHTWARE
FDA-Cleared. AI-Driven. Changing Lives of PTSD Sufferers.
11:43
HEART RATE
0
ROTATION
1
ACCELERATION
SEE HOW IT WORKS
www.nightware.com
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

NightWare
992 followers
1w •

After 22 years of service, including eight combat deployments, Nate's toughest battles followed him home—nightmares caused by PTSD.

"Night after night, I was trapped in vivid, terrifying dreams that left me drenched in sweat, on edge, and completely exhausted. My wife witnessed the worst... forcing her to wake me, risking her own peace for mine. The impact was devastating."

But with NightWare's AI-driven therapeutic device, his life transformed almost overnight.

"With NightWare, my sleep transformed. Literally, almost overnight, the nightmares and disturbances that haunted me began to recede. I started waking up feeling more rested than I had in years."

While this story reflects the experiences of some of our users, individual results may vary, and we encourage all users to consult with healthcare professionals.

By expressing interest, you'll stay updated on our journey to expand access to this technology. Express your interest today in supporting NightWare's equity crowdfunding campaign. No commitment is needed—just your interest.

🔗 https://hubs.la/Q02YmFQm0

#VeteranSupport #NightmareRelief #PTSDRecovery

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Better sleep,
brighter days.
Move life forward
with NightWare.
Taking sleep back: Nate's story
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
NIGHTWARE

NightWare
992 followers
5d •

At NightWare, we've created an FDA Breakthrough AI-powered system that tackles nightmares in real-time, especially for those living with PTSD.

Our wearable device tracks sleep patterns and intervenes gently when a nightmare is detected—helping users wake up feeling refreshed, not disturbed.

We invite you to express interest in supporting NightWare's mission through our upcoming equity crowdfunding campaign.

Join us as we work to improve sleep quality for those impacted by PTSD.

🔗 https://hubs.la/Q02Z3r_W0

#AIForSleep #BetterSleep

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



NIGHTWARE
TAKE SLEEP BACK. MOVE LIFE FORWARD.
AI-Powered.
FDA-Cleared.
Real-Time
Nightmare
Relief.
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

NightWare
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We're inviting you to join us as we explore equity crowdfunding on StartEngine, opening the doors for more people to support NightWare's mission.

Together, we can grow a community of supporters passionate about changing lives through better sleep and mental health.

Express your interest today to learn more and follow our journey.

🔗 https://hubs.ly/Q02ZwLS70

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Join Us In Bringing
PEACEFUL SLEEP TO VETERANS
GET STARTED
www.nightware.com
NIGHTWARE
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Supporting veterans in the fight against PTSD-induced nightmares. SEE HOW YOU CAN HELP

X



Be Part of NightWare's Mission to Transform Lives

Join our community of supporters helping veterans, active duty, and trauma survivors reclaim restful sleep through a crowdfunding campaign!

I'M INTERESTED!

WHY EQUITY CROWDFUNDING?

NightWare is considering launching an equity crowdfunding campaign on StartEngine. Unlike traditional investing, crowdfunding allows anyone over 18 to be part of our journey, making a direct impact on a life-changing technology.

Equity crowdfunding is more than just an investment; it's a chance to be part of a company's growth from the ground up. Through StartEngine, you'll have the opportunity to support a technology that's already making a difference for trauma survivors. You don't need to be an accredited investor to participate, but together, we can expand access to this critical therapy.

Key Benefits for Investors:

- Accessible to All: Anyone over 18 can invest, supporting our mission at any investment level.
- Direct Impact: You're helping veterans and trauma survivors find relief from chronic nightmares.
- Potential Returns: Your investment has the potential to grow as NightWare's reach expands.

I'M INTERESTED!

NIGHTWARE: A GAME-CHANGER IN SLEEP THERAPY

NightWare's FDA-cleared, AI-powered digital therapeutic helps people affected by PTSD-related nightmares get a better night's sleep. Our device monitors sleep patterns in real-time, intervening with a gentle vibration to disrupt nightmares without waking the user. NightWare's drug-free, non-invasive technology has already made a life-changing impact on thousands of lives.


NIGHTWARE
Session Detail - 310006
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NIGHTWARE
Feb 12, 2021
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DISCOVER HOW NIGHTWARE WORKS AND WHY WE'RE BRINGING OUR MISSION TO YOU

NightWare provides a unique, FDA-cleared solution for PTSD-related nightmares, improving sleep and quality of life. **Watch our video above to see how NightWare is making an impact every night.**

I'M INTERESTED!

JOIN OUR MISSION - EXPRESS YOUR INTEREST IN OUR CROWDFUNDING CAMPAIGN TODAY!

We're exploring the opportunity to expand NightWare's impact through equity crowdfunding. By signing up, you'll be the first to hear about any future investment opportunities, and you'll help us gauge interest in bringing this breakthrough technology to a broader audience.

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TAKE SLEEP BACK. MOVE LIFE FORWARD.

STUDY

Walter Reed is conducting a clinical trial of NightWare. To learn about the study, click below.

CLINICALTRIALS.GOV

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